November 3, 2014

Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	ForceField Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 19, 2014
Definitive Proxy Statement
Filed April 30, 2014
File No. 1-36133

Dear Mr. O’Brien:

This letter sets forth the responses of ForceField Energy Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing(s) as set forth in the comment letter of October 20, 2014 (the “Comment Letter”).

The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2013

Business, page 3

Primary Target customers and Current Initiatives in Process, page 7

1.
We note the Staff’s comment that our disclosure about the third party financing program appears to be overstated. Our future filings shall clearly disclose, to the extent possible, that these agreements are not binding, contain no performance, obligations, and are not in writing, as well as identify the banks we have these agreements with, and which third-party broker will be arranging the financing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 23

2.
Our future filings shall disclose how long our current cash position can sustain our operations. After considering the Staff’s comments, we would have further revised our disclosure to read as follows:

“At December 31, 2013, we had cash on hand of $3,681,125, of which all was on deposit at institutions located within the United States, compared to $624,730 at December 31, 2012. For the years ended December 31, 2013 and 2012, we realized negative cash flows from the operating activities of our continuing operations of $2,087,850 and $1,615,734, respectively. While we generated negative cash flows from operations during 2013, we believe that we have adequate resources on hand to sustain our operations for the next twelve to eighteen months.

Our ability to continue to meet our obligations in the ordinary course of business is contingent upon our capability of establishing and sustaining profitable operations, both accretively through the acquisition of new businesses or technologies and organically. It is further contingent upon our ability to raise new capital through debt or equity financing transactions. Proceeds generated from private placements of our common stock and convertible debentures with accredited investors have effectively been the sole source of funding for our operations. During the years ended December 31, 2013 and 2012, we raised $4,888,900 and $2,293,400, respectively, in new capital proceeds through these offerings. In addition to such private offerings to accredited investors, we intend to pursue financing alternatives through institutional and asset-based lenders. However, we can offer no assurance that such financings will be available to us on acceptable terms or that such transactions will not be dilutive to our current shareholders.

At December 31, 2013, we had a working capital deficit of $5,291,440, compared to a working capital deficit of $3,895,264 at December 31, 2012. The deficits were primarily attributable to the inclusion of current assets and liabilities from our discontinued operations held for sale. Our working capital balances, excluding the current assets and liabilities from our discontinued operations held for sale, totaled $3,171,600 and $133,643, respectively, at December 31, 2013 and 2013. The improvement in our working capital balance, excluding discontinued operations, is largely attributable to the increase of $2,595,500 in new capital proceeds generated through the private placements of our common stock and convertible debentures over the prior year period.

In March 2014, we entered into a letter of intent to acquire 17th Street ALD Management Corp. (“American Lighting”). If successful, we will use $2,500,000 of our cash on hand to consummate the acquisition. As such, we would be required to raise additional capital to fund the newly combined operations for the remainder of 2014. We estimate this amount to be between $2,000,000 and $2,500,000.”

Please contact me at (754) 222-5984 or, in my absence, David Natan, Chief Executive Officer, at (754) 222-5983 should you have any questions or require additional information.

Sincerely,

/s/ Jason Williams

Jason Williams
Chief Accounting and Financial Officer